PIC INVESTMENT TRUST
300 North Lake Avenue
Pasadena, CA 91101
Tele No. 626-449-8500


VIA EDGAR

                                November 12, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1004

     Re: PIC Investment Trust
         File Nos. 33-44579 and 811-06498

Dear Sir/Madam:

         On behalf of PIC Investment Trust (the "Registrant"), I hereby submit this application for withdrawal of Post-Effective Amendment No. 33 to the Registrant's Registration Statement on Form N-1A (the "Amendment") pursuant to Rule 477(a) of the Securities Act of 1933 (the "Act").

         The Amendment was filed to register Concentrated Fund I and UAM Provident Focus Fund, two new series of the Registrant. The Amendment is being withdrawn because the Registrant has decided not to establish these two new series.

         The Amendment will become effective on December 29, 1999 pursuant to Rule 485(a) of the Act. Please issue an order with respect to this application for withdrawal as soon as possible.

         Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been duly signed by the President of the Registrant this 8th day of November, 1999.

                                Very truly yours,

                                /s/ Douglas B. Allen

                                Douglas B. Allen
                                President